Pernod Ricard

October 25, 2004

AP/CE/N°349.2004

RECEIVED
2004 NOV -1 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

04045853

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, two press-releases concerning our Company and delivered to the French Market.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Antoine PERNOD

Encl. : 2 pages

dlw 11/3

Pernod Ricard

Orlando Wyndham sells its shareholding in McGuigan Simeon Wines Ltd

Press release - Paris 30 September 2004 – Orlando Wyndham Group Pty Ltd, the Australian subsidiary of Pernod Ricard announces that it has sold its entire shareholding in McGuigan Simeon Wines Ltd, an Australian wine group quoted on the Australian Stock Exchange. Orlando Wyndham held 5.9% of the share capital of McGuigan Simeon Wines Ltd.

6.45 million shares in McGuigan Simeon Wines Ltd were sold at a price of $ Aus 4.90 (€ 2.85) on Monday 27 September 2004. The transaction amounted to $ Aus 31.61 million (€ 18.36 million).

About Orlando Wyndham Group: Since 1989 Pernod Ricard has held 100% of the share capital of Orlando Wyndham Group, the largest Australian wine and spirits company. The company specialises in the production of a large range of New World Wines: Jacob's Creek, Wyndham Estate.

About McGuigan Simeon Wines Ltd: McGuigan Simeon Wines Ltd is the fifth largest Australian wine group and the third largest wines quoted Australian company (code MGW). The Group achieved sales of $ Aus 323.8 million and net profit of $ Aus 40.2 million at 30 June 2004.

Exchange rate at 27 September 2004: € 1 = $ Aus 1.7216

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

PRESS RELEASE

Paris, France **20 October 2004**

Pernod Ricard announces today that it is withdrawing from the bidding process for Glenmorangie Plc.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com